Mail Stop 4561

	  August 5, 2005

T. Kendall Hunt
Chairman and Chief Executive Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook. IL 60181

	Re:	VASCO Data Security International, Inc.
		From S-3 filed April 29, 2005
		Registration no. 333-124458

		Form 10-K filed March 31, 2005
		File no. 0-24389

Dear Mr. Hunt:

      We have reviewed your response letter dated June 17, 2005 and have following comments.

Form S-3

General

1. With respect to our previous comment no. 1, we understand you submitted a waiver request to the Office of Chief Counsel, which was not granted. Please respond accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies, Revenue
Recognition, pages F-8

2. We note your responses to our previous comment no. 8 - 12 and your expanded discussions with regards to the Company`s revenue recognition policy.
Revise your disclosures to include the additional information provided in your responses. At a minimum your disclosures should include (a) a discussion of the applicable accounting guidance applied, (b) revenue recognition policies for resellers/distributors
(or indicate that your policy does not differ for these arrangements), (c) multi-element arrangements, (d) contingencies such as rights of returns (or specifically indicate that no such rights exist) and (e) clarification as to what constitutes a volume purchase discount.

Note 12 - Discontinued Operations, page F-20

3. We note your response to our previous comment no. 13 where you indicate that the Company will remove reference to the independent valuation firm used in the Vacman transaction in future filings. Considering you are incorporating the December 31, 2004 Form 10-K into a registration statement, please amend your Form 10-K to remove this reference pursuant to Section 436(b) of Regulation C.

 Note 12 - Discontinued Operations, page F-20

4. We note your response to our previous comment no. 15 where you indicate the Company did not consider the trading price of common stock to be a reasonable indication of the fair value of the preferred stock received. With regards to the information provided in your response, please address following:
* Provide a copy of the valuation report provided by the
independent
valuation firm.
* Tell us your basis for using 20% discount rate for the dividend payment.
* Explain the specific assumptions used in determining the fair value
of preferred shares to be $600,000.  In this regard, provide a detail
analysis supporting the fair value.
* Tell us how you reconciled the difference between the Company`s $0.33 per share valuation of SSI`s preferred stock to (a) the $2.00 per share trading price of the underlying shares in SSI`s common stock and (b) the $0.75 per share price of the common stock sold by
SSI in a private placement in July 2003 as a condition to the consummation of their merger with SSGI.
* Tell us who provided the assumptions used in your analysis. If SSI provided the assumptions, were similar assumptions provided by SSI to be used in any other transactions (i.e. the SSGI merger or the Dolfin.com acquisition)?
* Also, tell us how you reconciled the difference between the $600,000 fair value of the preferred stock as determined by the Company to the $2,000,000 fair value of the Series A preferred stock as recorded by SSI.

Form 8-K/A Filed May 23, 2005

5. We note that the Company filed an amended Form 8-K to include the signed audit opinion for AOS-Hagenuk B.V. We further note that such audit was performed in accordance with auditing standards generally accepted in the Netherlands. Tell us how you considered the requirements of Instruction 8.A.2 to Item 8 of Form 20-F to include audited financial statements as required by Article 3-05 of Regulation S-X that were audited in accordance with US generally accepted accounting standards. Also, tell us how the auditor complied with the U.S independence standards.

6. Also, revise the report of AOS-Hagenuk`s independent auditors to include the name of the accounting firm performing the audit pursuant to Article 2-02 of Regulation S-X.

*              *              *              *

      We have not yet received the written representation that we requested in our prior comment letter. Please provide the requested response.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 551-3481, or Kathleen
Collins
at (202) 551-3499, if you have questions or comments on the
financial
statements and related matters.  Please contact Hugh Fuller at
(202)
551-3853 or me at (202) 551-3730 with other questions.


	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Robert B. Murphy
	Pepper Hamilton LLP
	600 14 Street, NW
	Washington, DC 20005
	Fax no. (202) 220-1665
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Mr. Hunt
VASCO Data Security International, Inc.
August 5, 2005
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